iVoice, Inc.
                                 750 Highway 34
                            Matawan, New Jersey 07747



February 19, 2002


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Sara W. Hirsch

            Re:   Application for Withdrawal
                  iVoice, Inc. ("iVoice") Registration Statement on Form SB-2 File No. 333-75740 (the "Registration Statement")
                  ------------------------------------------------------

Dear Ms. Hirsch:

      The undersigned hereby respectfully requests that, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the "Commission") withdraw the Registration Statement effective immediately. iVoice has terminated its agreements with Beacon Capital, LLC pursuant to which the Registration Statement was filed.

      No securities have been sold under the Registration Statement.

      Please notify Jerome R. Mahoney, Chief Executive Officer and President of iVoice at (732) 441-7700 if you have any questions regarding the withdrawal of the Registration Statement or, in the alternative, to confirm effectiveness of the withdrawal.


                                    Very truly yours,

                                    IVOICE, INC.


                                    By: /s/ Jerome R. Mahoney
                                        --------------------------------
                                        Name:  Jerome R. Mahoney
                                        Title: Chief Executive Officer
                                               and President